VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nevada Gold & Casinos, Inc. Registration Statement on Form S-3 (File No. 333-176847) Originally Filed September 15, 2011

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00pm Eastern Standard Time on October 24, 2011, or as soon thereafter as is practicable.

The Company acknowledges that:

(a)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact the undersigned at (713) 621-2245.

Sincerely, /s/ James J. Kohn Chief Financial Officer Nevada Gold and Casinos, Inc.